Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A. Publicly Held Company Taxpayer ID (CNPJ/MF): 16.404.287/0001-55 Company Registration (NIRE): 29.3.0001633-1 CVM Code: 13986	FIBRIA CELULOSE S.A. Publicly Held Company Taxpayer ID (CNPJ/MF) 60.643.228/0001-21 Company Registration (NIRE): 35.300.022.807 CVM Code: 12793

NOTICE TO SHAREHOLDERS

São Paulo, January 10, 2019 - Suzano Papel e Celulose S.A. (“Suzano”) (B3: SUZB3 | NYSE: SUZ) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and, jointly with Suzano, the “Companies”), complementing the information disclosed by the Companies in the Notices to Shareholders dated November 29, 2018, January 2, 2019 and January 3, 2019, in connection with the corporate restructuring to combine the operations and shareholder bases of Suzano and Fibria (“Operation”), which is the object of the agreement and plan of merger entered into on July 26, 2018 (“Merger Agreement”) and approved by the shareholders of the Companies in the shareholders meetings held on September 13, 2018, hereby jointly inform to their shareholders the following:

I.             Final Number of Suzano Shares per Common Share in the Holding Company delivered to Fibria Shareholders

Due to the merger of the shares in Fibria into Eucalipto Holding S.A. (“Holding Company”) and the subsequent merger of the Holding Company into Suzano, in accordance with the Merger Agreement, the shareholders of Fibria (“Fibria Shareholders”) that held shares at the end of trading on January 3, 2019 (“Base Date” and “Fibria Shareholders of Record”) were credited, on January 8, 2019, 0.4613 common share issued by Suzano for each common share in Fibria that they held. As a result of the merger of the Holding Company into Suzano, the latter issued two hundred fifty-five million, four hundred thirty-seven thousand, four hundred thirty-nine (255,437,439) new common shares.

II.           Final Value of the Adjusted Cash Installment

In accordance with item 3.2 of the Merger Agreement, the Holding Company will make, on January 14, 2019 (“Date of Consummation of the Operation”), the payment in Brazil of the amount corresponding to the redemption of the redeemable preferred shares of the Holding Company to the Fibria Shareholders of Record, in the gross, total and final amount of fifty reais and twenty centavos (R$50.20) for each redeemable preferred share of the Holding Company (“Final Value of the Adjusted Cash Installment”).

As per the adjustments envisaged in the Merger Agreement, the Final Value of the Adjusted Cash Installment corresponds to the redemption amount per redeemable preferred share in the Holding Company, which originally was equivalent to fifty-two reais and fifty centavos (R$ 52.50), (i) less the amount of dividends, interest on equity and other amounts declared and/or paid by Fibria between March 15, 2018 and the Date of Consummation of the Operation, which corresponds to the dividends declared by Fibria in the Extraordinary Shareholders Meeting held on December 3, 2018 and paid in Brazil on December 12, 2018, in the amount of five reais and three centavos (R$5.03) per share issued by Fibria, and (ii) plus two reais and seventy-three centavos (R$ 2.73), corresponding to the variation in the average daily rate of the Brazilian interbank deposits expressed as an annual percentage, based on two hundred fifty-two (252) business days, calculated and disclosed daily by B3 S.A. — Brasil, Bolsa e Balcão (“DI Rate”), between March 15, 2018 and the Date of Consummation of the Operation (inclusive), considering that between January 10, 2019 (inclusive) and January 14, 2019 (inclusive) the DI Rate was estimated at six point four zero percent (6.40%) per annum.

The aforementioned amounts are gross, not considering any tax effects on the payment to resident or non-resident shareholders in Fibria, which are detailed in the Notice to Shareholders dated November 29, 2018.

São Paulo, January 10, 2019.

SUZANO PAPEL E CELULOSE S.A. Marcelo Feriozzi Bacci Chief Financial and Investor Relations Officer	FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Chief Financial and Investor Relations Officer